Exhibit 2

Paris, May 17, 2018

Vivendi and Telecom Italia

Vivendi is pleased that the Board of Directors, during its meeting today, appointed Amos Genish CEO of Telecom Italia.

Vivendi, the largest shareholder of Telecom Italia, with 23.94% of the ordinary shares, reaffirms its long-term commitment for the telecoms operator.

Vivendi totally supports the 2018-2020 industrial plan announced by Amos Genish on March 12, 2018 unanimously approved by the Board. The Group will carefully pay attention to the fact that the plan is coherently implemented in its entirety and that the measures taken to improve the profitability of Telecom Italia, already bearing fruit, are continued.

About Vivendi

Vivendi is an integrated content, media and communications group. The company operates businesses throughout the media value chain, from talent discovery to the creation, production and distribution of content. Universal Music Group is the world leader in recorded music, music publishing and merchandising. It owns more than 50 labels covering all genres. Canal+ Group is France’s No. 1 pay-TV company, also present in Africa, Poland, Vietnam and Myanmar. Its subsidiary Studiocanal is a leading European player in the production, sales and distribution of movies and TV series. Havas Group is one of the world’s largest global communications group. It is organized in three main business units covering all the communications disciplines: creativity, media expertise and healthcare/wellness. Gameloft is a worldwide leader in mobile games, with 2 million games downloaded per day. Vivendi Village groups together talent scouting and development activities, live performance and ticketing activities, the venues L’Olympia and Théâtre de l’Œuvre in Paris and CanalOlympia in Africa. With 250 million users each month, Dailymotion is one of the biggest video content aggregation and distribution platforms in the world. www.vivendi.com.